February 8, 2016

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Ms. Amanda Ravitz and Ms. Heather Percival

Re:	Great Basin Scientific, Inc.
Amendment No.1 to Registration Statement on Form S-1
Filed January 14, 2016
File No. 333-207761

Dear Ms. Ravitz and Ms. Percival:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated February 5, 2016 (the “SEC Comment Letter”) regarding the above-referenced Registration Statement on Form S-1, as amended, (the “Registration Statement”) filed by Great Basin Scientific, Inc. (the “Company”). The numbered responses set forth below contain each of the Staff’s comments in total set off in bold type and correspond to the numbered comments contained in the SEC Comment Letter.

Concurrently herewith, we are filing with the Commission by EDGAR transmission an amended draft of the Registration Statement (the “Amendment”). The changes made in the Amendment are principally in response to the Staff’s comments as set forth in the SEC Comment Letter, however, other changes reflected by the Amendment relate to minor changes in the structure of the offering. Specifically, the Company is no longer offering Series H Warrants, Series G Warrants or warrants to the placement agent in the offering.

Our responses are as follows:

General

Comment No. 1.

1.	We will continue to evaluate your response to prior comment 1 when you provide the missing information that you say you will provide in a subsequently filed amendment. In addition, clarify what you mean when you say that the offering prices are “assumed.” If you intend to conduct this offering at other than a fixed price, please tell us the authority you intend to rely upon to do so.

Great Basin Scientific, Inc.’s Response:

In response to the Staff’s comment, we have revised the disclosure in the Amendment to include all the information known at the time of filing, except for the “pricing information” that may be omitted in reliance on rule 430A. With respect to the Staff’s comment regarding the meaning of “assumed offering price”, consistent with market practice, we

Securities and Exchange Commission

February 8, 2016

have prepared the disclosure in the Amendment based on the assumption that we will offer a specific dollar amount of securities. To make the disclosure meaningful to investors, we use a recent last reported sale price as an assumed public offering price and a number of Units that corresponds to the aggregate estimated offering amount so that we can provide investors with useful information about matters such as the estimated use of proceeds of the offering and the estimated dilution that we expect new investors will incur if they invest in the offering. This information will be available to investors at the time of sale. We anticipate filing a final prospectus reflecting the final terms of the offering once the Registration Statement is declared effective by the Commission and the offering is priced. In addition, we respectfully advise the Staff that we intend to conduct the offering at a fixed price.

Comment No. 2.

2.	We note your response to prior comment 6; however, please remove the uncertainty that your placement agent “may” be an underwriter on your prospectus cover and your disclosure on page 123 or advise.

Great Basin Scientific, Inc.’s Response:

We have revised the disclosure in the Amendment to reflect that the placement agent is deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “1933 Act”).

Comment No. 3.

3.	We note your response to prior comment 7. Revise to disclose the mechanics of a termination of the offering as your response to prior comment 7 suggests. As an example only, disclose when you will return any collected proceeds to investors in the event of termination. Refer to Rule 15c2-4.

Great Basin Scientific, Inc.’s Response:

In response to the Staff’s comment, we have included disclosure in the Amendment to reflect that in the event the offering is terminated prior to closing that we will return any collected proceeds to investors promptly, without interest.

Description of Offered Securities, page 114

Comment No. 4.

4.	We note your added disclosure in response to comment 10. However, please tell us how warrants will be exercised on a cashless basis if you are unable to register the underlying securities.

Great Basin Scientific, Inc.’s Response:

We respectfully advise the Staff that in the event that we are either unable to register the shares of common stock issuable upon the exercise of the Series E Warrants or

Securities and Exchange Commission

February 8, 2016

unwilling to do so, the Series E Warrants will be exercisable on a cashless basis. Under Section 3(a)(9) of the 1933 Act, that exercise will be exempt from registration under the 1933 Act and the shares underlying the Series E Warrants will take on the same registered status as the Series E Warrants.

Exhibit Index

Comment No. 5.

5.	We note your response to prior comment 2. Please file a complete copy of your amended articles of incorporation as an exhibit to your registration statement. Refer to Item 601(b)(3)(i) of Regulation S-K.

Great Basin Scientific, Inc.’s Response:

In response to the Staff’s comment, we have filed a complete copy of our as amended certificate of incorporation as Exhibit 3.1 to the Registration Statement.

* * * * *

Great Basin Scientific, Inc. hereby acknowledges that:

•	Great Basin Scientific, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	Great Basin Scientific, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at 303-523-4014, or Jason Brenkert of Dorsey & Whitney LLP at (303) 352-1133.

Sincerely,
Great Basin Scientific, Inc.

/s/ Ryan Ashton

Ryan Ashton
Chief Executive Officer

cc:	Jason Brenkert, Dorsey & Whitney LLP